Mail Stop 3720

August 15, 2006

Arie Hinkis
President
Voice Diary Inc.
200 Robbins Lane
Jericho, NY 11753

> **Re: Voice Diary Inc.**
> **Item 4.01 Form 8-K**
> **Filed August 10, 2006**
> **File No. 000-50029**

Dear Mr. Hinkis:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1.   Refer to the second paragraph in your Form 8-K where you state that you had no relationship with Traci J. Anderson, C.P.A., or any of it's members, prior to their engagement on July 26, 2006. You go on to state in the fourth paragraph that your first quarterly report, filed on May 22, 2006, had an independent review conducted by Traci J. Anderson, C.P.A. Please reconcile these statements and revise your Form 8-K as appropriate.

2.   We note that your auditors only mention the third and fourth paragraphs of your report in their Exhibit 16 letter and not the first paragraph which discloses the date and manner in which you relationship was terminated. Please have your auditors

revise their letter to state whether they agree or disagree with all of the disclosures required by Item 3.04(a) of Regulation S-B that pertain to them.

*   *   *   *

As appropriate, please amend your filing and respond to these comments, via EDGAR, within five business days or tell us when you will respond. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Kenya Wright Gumbs at (202) 551-3373.

Sincerely,

Robert S. Littlepage
Accountant Branch Chief